SEC FILE NUMBER 001-00106
CUSIP NUMBER 50186A108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):          ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10D
 ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
The LGL Group, Inc.
Full Name of Registrant
Former Name if Applicable 2525 Shader Road
Address of Principal Executive Office (Street and Number) Orlando, FL 32804
City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant was unable to file its Form 10-Q for the fiscal quarter ended June 30, 2009 (the “Report”) without unreasonable effort or expense because of ongoing efforts to complete a comprehensive amendment of the terms of the Registrant’s credit facility with First National Bank of Omaha.  The Registrant anticipates that it will finalize the terms of such amendment in the next few days, which will affect the disclosure in this regard to be made in the Report.  The Registrant undertakes to file the Report no later than the fifth calendar day following the prescribed due date of the Report.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Harold Castle	407	298-2000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations have been adversely affected by a general economic slowdown and a corresponding decrease in demand for the electronic components in which the Registrant’s products are used.  As a result, the Registrant expects to report a decline in consolidated revenues to $7,236,000 for the second quarter 2009, a decrease of $2,914,000 from the comparable period in 2008.  The Registrant expects to report an operating loss of $896,000 and a net loss of $939,000 for the second quarter 2009.  In the comparable 2008 period, the Registrant reported an operating loss of $394,000 and a net loss of $573,000.  Such increased losses are primarily attributable to the reduction in the Registrant’s revenues.

The LGL Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2009	By	/s/ Harold Castle
Name: Harold Castle Title: Chief Financial Officer